FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX ADOPTS SHAREHOLDER RIGHTS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX ADOPTS SHAREHOLDER RIGHTS PLAN

Vancouver, August 9, 2000 - Micrologix Biotech Inc. announced today that its Board of Directors has adopted a Shareholder Rights Plan. The Rights Plan is effective immediately and is subject to regulatory approval and ratification by shareholders at the Company's Annual General Meeting scheduled for September 7, 2000.

The objective of the Rights Plan is to provide adequate time for an unsolicited bid for control of Micrologix to be properly assessed by the Company without undue pressure, for the Board of Directors to consider value-enhancing alternatives and to allow competing bids to emerge, and even if no competing bid is found, to encourage a potential bidder to negotiate with Micrologix to enhance its price prior to completing the offer.

The Board of Directors is not aware of, nor is the Board seeking ratification of the Rights Plan in anticipation of any pending or threatened take-over bid or offer for the common shares of the Company.

The Rights Plan generally conforms with the latest generation features of shareholder rights plans in Canada and becomes operative if any party acquires more than 20% of the outstanding Micrologix common shares unless the acquisition is made pursuant to a permitted bid. The "permitted bid" concept is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and to give shareholders and the Board sufficient time to evaluate the permitted bid or potential competing bids.

To qualify as a permitted bid, a take-over bid must be: (i) made by way of a take-over bid circular to all holders of Micrologix's common shares; (ii) be open for acceptance for at least 60 days; (iii) be conditional upon at least 50% of Micrologix's common shares being tendered; (iv) grant Micrologix shareholders the right to withdraw the deposited shares until they have been taken up and paid for; and (v) remain open for 10 days after acceptance by the holders of 50% of Micrologix common shares to permit the remaining shareholders to tender their shares.

The Rights Plan (i) allows for partial bids for more than 50% of the outstanding common shares of the Company; (ii) does not require a fairness opinion to be provided in respect to the valuation of any non?cash consideration that may form part of any permitted bid, and (iii) does not establish a maximum threshold for shareholdings held by any potential bidder.

Under the Rights Plan, each common shareholder of the Company as at the close of business on July 31, 2000 will receive one right for each common share held. Initially, the rights will be represented by the Company's common share certificates and will not be exercisable. The rights will become exercisable after any person or related group makes a take-over bid or acquires beneficial ownership of 20% or more of the Company's outstanding common shares, other than through certain permitted acquisitions.

Details of the Rights Plan are contained in the Company's Information Circular mailed to shareholders in connection with the Company's Annual General Meeting.

Corporate Profile

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix's portfolio of antibiotic drug candidates is based on improved analogs of the anti-infective peptides found in the host defense systems of most life forms. These peptides overcome conventional antibiotic resistance and extensive research done by Micrologix and independent researchers indicates that it will be extremely difficult for resistance to develop to them. Micrologix has three drugs currently in clinical trials in the US, MBI 226 for the prevention of catheter-related bloodstream infections, MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired infections caused by Staphylococcus aureus. Under FDA fast track designation, the Company plans to initiate a Phase III clinical trial of MBI 226 in September 2000. Micrologix recently completed Phase I clinical trials of MBI 594AN and MBI 853NL and anticipates initiating further clinical trials for these in the fourth quarter of 2000.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.